AB 3/15

*KH 3/14

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2011 WASH, D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ticonderoga Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn McLoughlin — 212-906-7490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2011 WASH, D.C. 193

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11019904

CM 3/19

OATH OR AFFIRMATION

I, Shawn McLoughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ticonderoga Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

ELLEN MARIE SCAMBIA
Notary Public, State of New York
No. 01SC4912989
Qualified in Westchester County
Commission Expires November 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

Independent Auditor's Report

To the Board of Directors
Ticonderoga Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Ticonderoga Securities LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ticonderoga Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2011

Ticonderoga Securities LLC

Statement of Financial Condition
December 31, 2010

ASSETS

Cash		$ 1,226,423
Cash segregated under federal regulations		316,933
Receivables from and deposits with broker dealers and clearing organizations		13,614,383
Financial instruments owned, at fair value		13,504,165
Receivables from customers		628,531
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $236,981)		371,905
Other assets		570,687
		$ 30,233,027

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Financial instruments sold, not yet purchased, at fair value		$ 14,892,419
Other liabilities and accrued expenses		4,990,294
Customer payables		481,362
Deferred rent		308,423
Payable to brokers-dealers and clearing organizations		177,077
		20,849,575
Commitments, Contingencies and Guarantees:		
Subordinated loan		5,000,000
Members' Equity:		
Members' equity	$ (14,563,521)	
Preferred member units	19,500,000	
Less receivable from parent	(553,027)	
Total members' equity		4,383,452
		$ 30,233,027

See Notes to Statement of Financial Condition

Note 1. Organization and Nature of Business

Ticonderoga Securities LLC (the "Company" or "Ticonderoga") is an indirect wholly owned subsidiary of Walker Street Securities Holdings LP ("Walker Street"). In June 2009, Walker Street, a U.S. limited partnership that was 80.1% owned by the executive officers of the Company and 19.9% owned by ICAP Broking Holdings North America LLC ("ICAP"), purchased Reynders Gray Holdings, Incorporated (the "Parent", now known as Reynders Gray Holdings, LLC) and its subsidiary, Reynders, Gray and Co., Incorporated, which was subsequently, renamed Ticonderoga Securities LLC. In October 2010, ICAP surrendered its interest in Walker Street and forgave all obligations and indebtedness owed by Walker Street, the Parent and the Company. In addition, ICAP sold all of its preferred member units of Ticonderoga to Reynders Gray Holdings, LLC in exchange for a $3,000,000 promissory note. In an effort to increase net capital and working capital, the Company is currently engaged in discussions with various third parties to consider financing alternatives including possible equity investments, term loans and mergers.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates under rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is computed monthly with customer credit balance of $1,000,000 or less and a ratio of aggregate indebtedness to net capital under the net capital rule of 8:1 or better. The Company executes and clears its customer securities transaction on a fully disclosed basis with National Financial Services, Inc. ("NFS"). The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At December 31, 2010, amounts receivable from clearing brokers reflected in the statement of financial condition are amounts due from these brokers.

Note 2. Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Change in Year-End: In August 2010, the Company received approval from FINRA to change its year-end from September 30th to December 31st. Accordingly, the Company's statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flow are for the period of October 1, 2009 to December 31, 2010.

Cash: The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Financial Accounting Standard Accounting Standards Codification ("FASB ASC") Topic 820, *Fair Value Measurement and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to

Note 2. Significant Accounting Policies (Continued)

unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Such level classifications could change based on our ability to access certain market assumptions and inputs that are used by independent third-party. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. Fair value of nonexchange-traded contracts is based on third-party quoted dealer values on the Interbank market. These financial instruments are classified as Level 1 in the fair value hierarchy.

Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used. Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. Government-sponsored enterprises and commercial paper are stated at cost plus accrued interest, which approximates fair value. Short-term notes are stated at amortized cost, which approximates fair value. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the management. These financial instruments are classified as Level 2 or Level 3 in the fair value hierarchy.

The Company's assets and liabilities, which qualify as financial instruments under FASB ASC Topic 825, *Disclosures About Fair Value of Financial Instruments*, are reflected at fair value as discussed above.

Securities Transactions: Financial instruments owned and financial instruments sold not yet purchased are carried at fair value.

Certain commissions are related to soft-dollar and third-party arrangements. These arrangements require expenditures related to research and other services to customers in return for these commissions. At December 31, 2010, there was $481,362 included in other liabilities and accrued expenses related to soft-dollar and third-party activity. The Company accounts for these arrangements on a trade date basis. As the Company is not the primary obligor of such arrangements.

Note 2. Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires additional disclosure on transfers in and out of Levels 1 and 2 fair value measurements in the fair value hierarchy and the reasons for such transfers. In addition, for fair value measurements using significant unobservable inputs (Level 3), the reconciliation of beginning and ending balances shall be presented on a gross basis, with separate disclosure of gross purchases, sales, issuances and settlements and transfers in and transfers out of Level 3. The new guidance also requires enhanced disclosures on the fair value hierarchy to disaggregate disclosures by each class of assets and liabilities. In addition, an entity is required to provide further disclosures on valuation techniques and inputs used to measure fair value for fair value measurements that fall in either Level 2 or Level 3. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The Company adopted the guidance with the issuance of its December 31, 2010 financial statements. As the guidance is limited to enhanced disclosures, adoption did not have a material impact on the Company's financial statements.

Note 3. Cash Segregated Under Federal Regulations

In connection with the Company's soft-dollar arrangements, cash in the amount of $316,933 has been segregated in a special reserve bank account for the exclusive benefit of certain advisors.

Note 4. Related Parties

The holders of the preferred member units shall be entitled to receive, out of legally available funds, and before any dividend is declared and paid on any other member units, except for tax dividends, cumulative cash dividends at the rate of 9% per annum. These preferred dividends are accreted annually.

The receivable from Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of members' equity, similar to a distribution.

The Company has a $5,000,000 subordinated loan from the Parent. See Note 8 for further details.

In August 2010, the Company formed an exclusive partnership with Shenyin Wanguo Securities (H.K) Limited, one of the largest securities firms in China to provide research and execution services to the Company's U.S. based institutional clients.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $8,290,426 which was $7,893,282 above its required net capital of $397,144. The Company's ratio of aggregate indebtedness to net capital was 0.7 to 1.

Note 6. Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The following is a summary of the financial instruments owned and financial instruments sold, not yet purchased, at fair value as of December 31, 2010 by level within the fair value hierarchy:

	Fair Value Measurements Using			
Description	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Financial instruments owned at market value:				
Equity securities	$ 12,063,388	$ 517,507	$ 820,785	$13,401,680
Currency	102,485	-	-	102,485
Total fair value - long	$ 12,165,873	$ 517,507	$ 820,785	$13,504,165
Financial instruments sold, not yet purchased at market value:				
Equity securities	$ 13,631,508	$ 771,403	$ 476,730	$14,879,641
Currency	12,778	-	-	12,778
Total fair value - short	$ 13,644,286	$ 771,403	$ 476,730	$14,892,419

Note 7. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another NYSE member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 8. Subordinated Loan

On October 29, 2010, the Company received $5,000,000 and signed a noninterest-bearing subordinated loan agreement with its Parent. The loan, which has a scheduled maturity date of October 31, 2013, was approved as an equity subordination by FINRA and accordingly is included as part of total capital and allowable subordinated liabilities in the Company's net capital computation.

Note 9. Legal/Regulatory Matters

In July 2009, NYSE enforcement brought an action against the Company relating to matters occurring prior to the acquisition of the Parent by Walker Street. These matters relate to the Company's failure to seek approval from NYSE/FINRA prior to initiating upstairs trading from the floor of the exchange. In February 2010, the Company settled the case and agreed to pay the NYSE $50,000, of which $40,000 was reimbursed by the former owners of the Parent.

Note 10. Subsequent Event

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and/or disclosure through February 25, 2011, the date the financial statements were available to be issued.

Ticonderoga Securities LLC

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.